Shareholder Alert

Voluntary submission by John Chevedden, Redondo Beach, CA.

Alaska Air shareholder since 1997

If the tragic crash of an airliner from the Alaska Air fleet had happened prior to the 2018 annual shareholder meeting, shareholders would not have been able to ask management a single question in person at the 2018 annual meeting. Alaska Air does not have an in-person annual meeting.

Alaska Air requires shareholders to use a telephone or to type questions during the annual meeting. Thus there is no opportunity to ask management for the clarification of an evasive answer.

Phyllis Campbell is listed as the Chair of the Alaska Air Corporate Governance Committee.

Ms. Campbell is also listed as Chairman of the JPMorgan Chase & Co. Pacific Northwest Region.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.